THE AMERICAN ENERGY GROUP, LTD.
                          One Gorham Island, Suite 303
                               Westport, CT 06880
                               Tel. (203) 222-7315
                               Fax (203) 226-6222

                                 October 9, 2008

VIA FAX (202) 772-9368
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Securities and Exchange Commission
Division of Corporation Finance
100 F St. N.E.
Washington, D.C. 20549-7010
Attention:        Mr. Karl Hiller, Branch Chief:
                  Mr. Craig Arakawa

                  Re: The American Energy Group, Ltd.; Item 4.01, Form 8-K; File No. 000-26-26402

Dear Mr. Hiller and Mr. Arakawa:

         This letter is in response to your letter of October 8, 2008, regarding the Company's 8-K filed September 30, 2008.

         With regard to the comments in numbered Items 1 and 2 of your letter regarding the change in certifying accountant disclosed in the 8-K, please find attached the proposed amended disclosure on Form 8-K/A which contains the information we believe complies with all of the requirements of Item 304 of Regulation S-K. Please further note the attached Exhibit 16 which is the executed letter from the prior certifying accountant which indicates that such accountant agrees with the disclosure. This proposed amended disclosure on Form 8-K/A will be filed the week of October 6.

         With regard to your comment that it appears that the audit by the new accountant was completed in three (3) days based upon the date of the disclosure and the date set forth on the audit report, please be advised that the engagement letter from the new accountant was dated September 1, 2008, but was not signed by the Company until Friday, September 26, 2008. Meanwhile, the new certifying accountant commenced its field work during the first week in September, 2008, and continued its work through the date of the audit report.

         We believe that this response, with enclosures, addresses each of your comments and requests.

                                   Sincerely,

                                   /s/ Pierce Onthank
                                   -------------------
                                   Pierce Onthank, President and CEO